UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 24, 2019

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

This Report on Form 6-K is hereby incorporated by reference into Navios Maritime Acquisition Corporation’s (the “Company”) Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

On October 18, 2019, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Fearnley Securities, Inc., on behalf of itself, S. Goldman Advisors LLC, and Fearnley Securities AS (collectively, the “Agents”), pursuant to which the Agents agreed to serve as placement agents in connection with a registered direct offering (the “Offering”) of 1,875,000 shares of the Company’s common stock (the “Shares”) for $8.00 per Share. Net proceeds to the Company after deducting the Agents’ fees and offering expenses are expected to be approximately $14.0 million. In connection with the Offering, the Company entered into a subscription agreement (“Subscription Agreement”) with each of the investors purchasing Shares in the Offering.

The Offering was made pursuant to the Company’s shelf registration statement, filed on Form F-3 (File No. 333-214739) with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on December 7, 2016, and a Preliminary Prospectus Supplement, dated October 17, 2019, filed with the SEC on October 17, 2019, and a Prospectus Supplement, dated October 18, 2019, filed with the SEC on October 21, 2019.

The foregoing descriptions of the Placement Agency Agreement and the Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. Copies of the Placement Agency Agreement and the form of Subscription Agreement are filed herewith as Exhibit 1.1 and Exhibit 99.3, respectively, and are incorporated herein by reference.

On each of October 17, 2019 and October 18, 2019, the Company issued press releases relating to the matters set forth above. Copies of the press releases are attached as Exhibits 99.1 and 99.2, respectively, to this report and are incorporated herein by reference.

Also attached to this report as Exhibit 5.1 is the opinion of Reeder & Simpson, P.C., Marshall Islands counsel to the Company, relating to the issuance of the Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: October 24, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Placement Agency Agreement, dated October 18, 2019

5.1	Opinion of Reeder & Simpson, P.C.

23.1	Consent of Reeder & Simpson, P.C. (included in Exhibit 5.1 above)

99.1	Launch Press Release, dated October 17, 2019

99.2	Pricing Press Release, dated October 18, 2019

99.3	Form of Subscription Agreement